UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2021

Commission File Number 333-229312

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).     Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

This report on Form 6-K of Atlas Corp., or this Report, is hereby incorporated by reference into: the Registration Statement of Atlas Corp. filed with the Securities and Exchange Commission, (the “SEC”), on May 30, 2008 on Form F-3D (Registration No. 333-151329), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 29, 2014 on Form F-3 (Registration No. 333-195571), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form F-3 (Registration No. 333-200639), as amended on March 6, 2017, April 19, 2017 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 24, 2016 on Form S-8 (Registration No. 333-212230), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on August 25, 2017 on Form F-3 (Registration No. 333-220176), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on December 21, 2017 on Form S-8 (Registration No. 333-222216), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3D (Registration No. 333-224291), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on April 13, 2018 on Form F-3 (Registration No. 333-224288), as amended on May 3, 2018, May 7, 2018 and February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on September 28, 2018 on Form F-3 (Registration No. 333-227597), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on January 18, 2019 on Form F-3 (Registration No. 333-229312), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on March 27, 2019 on Form F-3 (Registration No. 333-230524), as amended on February 28, 2020, the Registration Statement of Atlas Corp. filed with the SEC on May 11, 2020 on Form F-3 (Registration No. 333-238178), as supplemented on December 7, 2020, the Registration Statement of Atlas Corp. filed with the SEC on June 30, 2020 on Form S-8 (Registration No. 333-239578) and the Registration Statement of Atlas Corp filed with SEC on March 19, 2021 on Form F-3 (Registration No. 333-254536).

Seaspan Corporation Financial Information

Part I to this Report contains certain financial information of Seaspan Corporation, a wholly owned subsidiary of Atlas Corp., for the quarter ended March 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLAS CORP.

Date: May 14, 2021	By:	/s/ Graham Talbot
Graham Talbot
Chief Financial Officer
(Principal Financial and Accounting Officer)

INDEX

SEASPAN CORPORATION FINANCIAL INFORMATION

Interim Consolidated Financial Statements (Unaudited)	1
Notes to the Interim Consolidated Financial Statements (Unaudited)	7

Unless we otherwise specify, when used in this Report, the term “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. The term “Atlas” refers to Atlas Corp., our parent company.

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in millions of United States dollars)

	March 31, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$275.9	$243.5
Accounts receivable	25.8	20.9
Due from related party (note 2)	24.1	19.5
Prepaid expenses and other	32.1	31.5
Net investment in lease (note 3)	12.5	10.7
	370.4	326.1

Vessels (note 4)	6,648.4	6,619.6
Right-of-use asset (note 5)	808.3	838.6
Net investment in lease (note 3)	501.6	418.6
Goodwill	75.3	75.3
Derivative instruments (note 14(c))	43.1	19.2
Other assets (note 6)	198.4	186.9
	$8,645.5	$8,484.3
Liabilities and shareholder's equity
Current liabilities:
Accounts payable and accrued liabilities	$82.8	$88.9
Deferred revenue	27.1	26.3
Long-term debt - current (note 7)	342.0	321.7
Operating lease liabilities - current (note 8)	157.7	159.1
Other financing arrangements - current (note 9)	64.8	64.1
Other liabilities - current	1.9	2.8
	676.3	662.9

Long-term debt (note 7)	3,128.3	3,025.0
Operating lease liabilities (note 8)	639.5	668.1
Other financing arrangements (note 9)	800.7	801.7
Derivative instruments (note 14(c))	91.9	68.9
Other liabilities	10.7	10.4
Total liabilities	5,347.4	5,237.0

Shareholder's equity:
Share capital	2.5	2.5
Additional paid in capital	3,560.2	3,557.8
Deficit	(244.6)	(292.7)
Accumulated other comprehensive loss	(20.0)	(20.3)
	3,298.1	3,247.3
	$8,645.5	$8,484.3

Commitments and contingencies (note 12)

Subsequent events (note 15)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in millions of United States dollars)

	Three Months Ended March 31,
	2021	2020
Revenue (note 11)	$333.8	$292.5
Operating expenses:
Ship operating	68.2	56.8
Depreciation and amortization	75.2	66.6
General and administrative	9.5	8.8
Operating leases (note 8)	35.4	38.1
	188.3	170.3
Operating earnings	145.5	122.2
Other expenses (income):
Interest expense	42.7	47.9
Interest income	(0.1)	(0.9)
Loss on derivative instruments (note 14(c))	5.9	24.8
Other expenses	0.9	0.7
	49.4	72.5
Net earnings	$96.1	$49.7

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in millions of United States dollars)

	Three Months Ended March 21,
	2021	2020
Net earnings	$96.1	$49.7
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments (note 14(c))	0.3	0.3
Comprehensive income	$96.4	$50.0

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholder’s Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares)

Three months ended March 31, 2021

	Number of		Additional		Accumulated other	Total
	common	Common	paid-in		comprehensive	shareholder's
	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2020, carried forward	249,219,800	$2.5	$3,557.8	$(292.7)	$(20.3)	$3,247.3
Net earnings	—	—	—	96.1	—	96.1
Other comprehensive income	—	—	—	—	0.3	0.3
Dividends on common shares	—	—	—	(48.0)	—	(48.0)
Share-based compensation expense (note 2)	—	—	2.4	—	—	2.4
Balance, March 31, 2021	249,219,800	$2.5	$3,560.2	$(244.6)	$(20.0)	$3,298.1

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statement of Shareholder’s Equity

(Unaudited)

(Expressed in millions of United States dollars, except number of shares)

Three months ended March 31, 2020

							Accumulated
	Number of	Number of			Additional		other	Total
	common	preferred	Common	Preferred	paid-in		comprehensive	shareholder's
	shares	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2019, carried forward	215,675,599	33,335,570	$1.8	$0.3	$3,452.9	$(200.7)	$(21.6)	$3,232.7
Impact of accounting policy change		—	—	—	—	(2.3)	—	(2.3)
Adjusted balance, December 31, 2019	215,675,599	33,335,570	1.8	0.3	3,452.9	(203.0)	(21.6)	3,230.4
Net earnings	—	—	—	—	—	49.7	—	49.7
Other comprehensive income	—	—	—	—	—	—	0.3	0.3
Cancellation of preferred shares	33,335,570	(33,335,570)	0.3	(0.3)	—	—	—	—
Capital contribution from Atlas	—	—	—	—	80.0	—	—	80.0
Dividends on common shares	—	—	—	—	—	(274.9)	—	(274.9)
Dividends on preferred shares	—	—	—	—	—	(16.8)	—	(16.8)
Shares issued through dividend reinvestment program	7,943	—	—	—	0.1	(0.1)	—	—
Share-based compensation expense	162,910	—	—	—	2.2	—	—	2.2
Treasury shares	37,778	—	0.4	—	—	—	—	0.4
Deconsolidation of Atlas	—	—	—	—	—	3.6	—	3.6
Balance, March 31, 2020	249,219,800	—	$2.5	$—	$3,535.2	$(441.5)	$(21.3)	$3,074.9

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in millions of United States dollars)

	Three Months Ended March 21,
	2021	2020
Cash from (used in):
Operating activities:
Net earnings	$96.1	$49.7
Items not involving cash:
Depreciation and amortization	75.2	66.6
Change in right-of-use asset	30.3	29.3
Non-cash interest expense and accretion	11.0	8.9
Unrealized change in derivative instruments	(0.9)	20.8
Amortization of acquired revenue contracts	4.2	3.9
Other	3.1	2.2
Changes in assets and liabilities:
Accounts receivable	(10.5)	(29.3)
Net investment in lease	3.2	5.1
Prepaid expenses and other	(0.6)	(3.4)
Deferred dry-dock	(5.6)	(11.8)
Other assets	(3.4)	(4.1)
Accounts payable and accrued liabilities	(8.5)	15.3
Deferred revenue	0.7	(3.6)
Operating lease liabilities	(30.0)	(28.7)
Derivative instruments	6.8	4.0
Cash from operating activities	171.1	124.9

Investing activities:
Acquisition of /additions to vessels	(185.6)	(246.5)
Prepayment on vessel purchase	(12.7)	—
Payment on settlement of interest swap agreements	(5.3)	(2.8)
Other assets	0.7	(38.2)
Cash used in investing activities	(202.9)	(287.5)

Financing activities:
Repayments of long-term debt and other financing arrangements	(415.5)	(355.3)
Issuance of long-term debt and other financing arrangements	530.2	533.7
Fairfax Notes issued	—	100.0
Financing fees	(2.5)	(3.0)
Dividends on common shares	(48.0)	(226.9)
Dividends on preferred shares	—	(16.8)
Capital contribution from Atlas	—	80.0
Cash from financing activities	64.2	111.7
Increase (decrease) in cash and cash equivalents	32.4	(50.9)
Cash and cash equivalents and restricted cash, beginning of period	243.5	197.3
Cash and cash equivalents and restricted cash, end of period	$275.9	$146.4

Supplemental cash flow information (note 10)

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

1.       Significant accounting policies:

(a)	Basis of presentation:

The accompanying interim financial information of Seaspan Corporation (the “Company” or “Seaspan”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2020 audited annual consolidated financial statements of Seaspan. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. The unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2020 annual consolidated financial statements of Seaspan filed with the U.S. Securities and Exchange Commission on an Atlas Corp. Form 6-K.

The outbreak of COVID-19 has had a negative effect on the global economy and has adversely impacted the containership leasing industry. During the initial onset of COVID-19 in the first half of 2020, the containership industry experienced decreased container trade and reduced charter rates. Since then, there have been significant improvements in charter rates and decreases in idle capacity as the industry recovers. The duration and full effects of this global health emergency and related disruptions are uncertain, although expected to continue for the near future as the success and timing of COVID-19 vaccination programs and containment strategies are also uncertain. As a result, this increases the uncertainties and the degree of judgment associated with many of the Company’s estimates and assumptions. As events develop and additional information becomes available, the Company’s estimates may change in future periods.

(b)	Recent accounting pronouncements:

Discontinuation of LIBOR

In March 2020, FASB issued ASU 2020-04, “Reference Rate Reform (Topic 848)”, which provides optional relief for the discontinuation of LIBOR resulting from rate reform. Contract terms that are modified due to the replacement of a reference rate are not required to be remeasured or reassessed under its relevant US GAAP Topic. The election is available by Topic. This guidance is effective for all entities as of March 12, 2020 through December 31, 2022 and may be applied from the beginning of an interim period that includes the issuance date of the ASU. The Company is currently evaluating the impact of this guidance.

Debt with conversion and other options

In August 2020, FASB issued ASU 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20)”, which simplifies the accounting for convertible debt instruments by reducing the number of accounting models and circumstances when embedded conversion features are separately recognized. The guidance is effective for annual reporting periods beginning after December 15, 2021, including interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance.

(c)	Comparative information:

Certain prior period information has been reclassified to conform with current financial statement presentation.

2.       Related party transactions:

The income or expenses with related parties relate to amounts paid to or received from individuals or entities that are associated with the Company or with the Company’s directors or officers and these transactions are governed by pre-arranged contracts.

Fairfax Financial Holdings Ltd. and its affiliates (“Fairfax”) holds approximately 40.4% of Atlas, which holds all of the issued and outstanding common shares of Seaspan. For the three months ended March 31, 2021, interest expense related to Seaspan’s notes held by Fairfax, including the 5.5% senior notes due 2025 (the “2025 Notes”), the 5.5% senior notes due 2026 (the “2026 Notes”) and the 5.5% senior notes due 2027

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

2.       Related party transactions (continued):

(the “2027 Fairfax Notes” and together with the 2025 Notes and 2026 Notes, the “Fairfax Notes”), excluding amortization of the debt discount, was $8,250,000 (2020 - $7,393,000). For the three months ended March 31, 2021 amortization of debt discount was $5,494,000 (2020 - $4,836,000).

Transactions with Atlas Corp.

The Company makes dividend payments to Atlas on a quarterly basis to service Atlas’s payment of dividends to holders of its common and preferred shares. During the three months ended March 31, 2021, the Company declared dividends of $48,000,000 (2020 - $291,700,000) to Atlas.

The Company routinely makes payments to cover expenses on behalf of Atlas. As of March 31, 2021, amounts due from Atlas are non-interest bearing, unsecured and have no fixed repayment terms.

The Company provides certain management services to Atlas in exchange for a management fee. For the three months ended March 31, 2021, the management service revenue recognized from this arrangement was $2,239,000 (2020 – nil).

During the three months ended March 31, 2021, Atlas granted 252,494 restricted stock units to certain members of senior management of Seaspan, under the Atlas Stock Incentive Plan.

As at March 31, 2021, the Company’s 3.75% exchangeable senior unsecured notes due in 2025 (“Exchangeable Notes”), of which there was $195,318,000 aggregate principal amount outstanding net of debt discount (December 31, 2020 – $195,000,000) are exchangeable into common shares of Atlas.

3.       Net investment in lease:

	March 31, 2021	December 31, 2020
Undiscounted lease receivable	$941.6	$773.2
Unearned interest income	(427.5)	(343.9)
Net investment in lease	$514.1	$429.3

	March 31, 2021	December 31, 2020
Lease receivables	$507.6	$429.3
Unguaranteed residual value	6.5	—
Net investment in lease	514.1	429.3
Current portion of net investment in lease	(12.5)	(10.7)
Net investment in lease	$501.6	$418.6

In February 2021, the Company commenced a fixed rate bareboat charter with a term of 18 years on a recently acquired 12000 TEU vessel, which has been classified as a sales-type lease. No gain or loss was recognized on commencement date.

At March 31, 2021, the undiscounted minimum cash flows related to lease receivable on financing leases are as follows:

Remainder of 2021	$39.8
2022	52.9
2023	52.9
2024	53.0
2025	52.9
Thereafter	690.1
$941.6

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

4.      Vessels:

March 31, 2021	Cost	Accumulated depreciation	Net book value
Vessels	$9,065.1	$(2,638.7)	$6,426.4
Vessels under construction	222.0	—	222.0
Total	$9,287.1	$(2,638.7)	$6,648.4

December 31, 2020	Cost	Accumulated depreciation	Net book value
Vessels	$9,148.9	$(2,571.3)	$6,577.6
Vessels under construction	42.0	—	42.0
Total	$9,190.9	$(2,571.3)	$6,619.6

Upon commencement of a fixed rate bareboat charter in February 2021, $88,060,575 was reclassified to net investment in lease from vessels (note 3).

During the three months ended March 31, 2021, depreciation and amortization expense relating to vessels was $68,262,000 (2020 – $60,624,000).

Vessels under construction:

During the three months ended March 31, 2021, the Company entered into shipbuilding contracts for two 24000 TEU, four 12000 TEU, twenty 15000 TEU and six 15500 TEU vessels for an aggregate purchase price of $3,901,586,000, payable to the respective shipyards in installments. As at March 31, 2021, the Company has 37 vessels under construction (December 31, 2020 – five vessels).

5.     Right-of-use assets:

March 31, 2021	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(257.8)	$803.1
Other operating leases	9.4	(4.2)	5.2
Right-of-use assets	$1,070.3	$(262.0)	$808.3

December 31, 2020	Cost	Accumulated amortization	Net book value
Vessel operating leases	$1,060.9	$(228.0)	$832.9
Other operating leases	9.4	(3.7)	5.7
Right-of-use assets	$1,070.3	$(231.7)	$838.6

During the three months ended March 31, 2021, the change in right-of-use assets was $30,300,000 (2020 - $29,257,000).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

6.     Other assets:

	March 31, 2021	December 31, 2020
Intangible assets (a)	$74.3	$78.5
Deferred dry-dock (b)	63.8	63.8
Other	60.3	44.6
Other assets	$198.4	$186.9

(a)	Intangible assets

March 31, 2021	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(63.0)	$66.9
Other	11.8	(4.4)	7.4
	$141.7	$(67.4)	$74.3

December 31, 2020	Cost	Accumulated amortization	Net book value
Customer contracts	$129.9	$(58.6)	$71.3
Other	11.5	(4.3)	7.2
	$141.4	$(62.9)	$78.5

During the three months ended March 31, 2021, the Company recorded $4,657,000 (2020 - $4,922,000) of amortization expense related to intangible assets.

Future amortization expense of intangible assets is as follows:

Remainder of 2021	$13.3
2022	16.8
2023	13.1
2024	10.4
2025	6.9
Thereafter	13.8
$74.3

(b)	Deferred dry-dock

During the three months ended March 31, 2021, changes in deferred dry-dock were as follows:

December 31, 2020	$63.8
Costs incurred	6.1
Amortization expensed (1)	(6.1)
March 31, 2021	$63.8

(1)	Amortization of dry-docking costs is included in depreciation and amortization.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

7.      Long-term debt:

	March 31, 2021	December 31, 2020
Revolving credit facilities (a) (c)	$489.1	$772.1
Term loan credit facilities (b) (c)	2,068.1	1,866.5
Senior unsecured notes	80.0	80.0
Fairfax Notes	600.0	600.0
Exchangeable Notes	201.3	201.3
NOK Bonds (d)	200.0	—
	3,638.5	3,519.8
Fair value adjustment on term loan credit facilities (b)	(0.1)	(0.1)
Debt discount on Fairfax Notes	(125.4)	(130.9)
Debt discount on Exchangeable Notes	(5.9)	(6.1)
Deferred financing fees	(36.8)	(36.1)
Long-term debt	3,470.3	3,346.7
Current portion of long-term debt	(342.0)	(321.7)
Long-term debt	$3,128.3	$3,025.0
(a)	Revolving credit facilities:

As at March 31, 2021, the Company had four revolving credit facilities available (December 31, 2020 – four revolving credit facilities) which provided for aggregate borrowings of up to $939,119,000 (December 31, 2020 – $939,119,000), of which $450,000,000 (December 31, 2020 - $167,000,000) was undrawn.

The following is a schedule of future minimum repayments under our revolving credit facilities as of March 31, 2021:

Remainder of 2021	$50.7
2022	380.2
2023	58.2
2024	-
2025	-
Thereafter	-
$489.1

As at March 31, 2021, the three month and six month average LIBOR on the Company’s revolving credit facilities was 0.2%, and 0.3%, respectively (December 31, 2020 – one month, three month, and six month average LIBOR of 0.2%, 0.2%, and 0.3% respectively) and the margins ranged between 0.5% and 2.25% (December 31, 2020 – 0.5% and 2.25%). The weighted average rate of interest, including the margin, for the Company’s revolving credit facilities was 0.8% at March 31, 2021 (December 31, 2020 – 1.4%). Interest payments are made monthly, quarterly or semi-annually.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

7.      Long-term debt (continued):

(b)	Term loan credit facilities:

As at March 31, 2021, the Company had $2,068,096,000 (December 31, 2020 - $2,116,480,000) of term loan credit facilities available, of which nil (December 31, 2020 - $250,000,000) was undrawn. Two of the term loan credit facilities have revolving loan components which have been included in the revolving facilities.

The following is a schedule of future minimum repayments under our term loans credit facilities as of March 31, 2021:

Remainder of 2021	$239.2
2022	194.4
2023	276.2
2024	887.2
2025	232.7
Thereafter	238.4
$2,068.1

For all of the Company’s term loan credit facilities, except for one, interest is calculated on three month or six month LIBOR plus a margin per annum, dependent on the interest period selected by the Company. The three month and six month average LIBOR was 0.2% and 0.2%, respectively (December 31, 2020 – 0.2% and 0.3%, respectively) and the margins ranged between 0.4% and 4.3% as at March 31, 2021 (December 31, 2020 – 0.4% and 4.3%).

For one of our term loan credit facilities with a total principal outstanding of $36,777,000 (December 31, 2020 - $39,970,000), interest is calculated based on the Export-Import Bank of Korea (“KEXIM”) rate plus 0.7% per annum.

The weighted average rate of interest, including the applicable margin, was 2.3% at March 31, 2021 (December 31, 2020 – 2.3%) for term loan credit facilities. Interest payments are made in monthly, quarterly or semi-annual payments.

(c)	Credit facilities – other:

As of March 31, 2021, the Company’s credit facilities were secured by first-priority mortgages granted on 70 of its vessels, together with other related security. The security for each of the Company’s current secured credit facilities includes:

•	A first priority mortgage on the vessels funded by the relevant credit facility;
•	An assignment of the Company’s time charters and earnings related to such vessels;
•	An assignment of the insurance on each of the vessels that are subject to a related mortgage;
•	A pledge over shares of various subsidiaries; and
•	A pledge over the related collection and/or retention accounts.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

7.      Long-term debt (continued):

(c)	Credit facilities - other (continued):

As at March 31, 2021, $1,520,460,000 principal amount of indebtedness under the Company’s term loan and revolving credit facilities was secured by a portfolio of 48 vessels, the composition of which can be changed and is subject to a borrowing base and portfolio concentration requirements, as well as compliance with financial covenants and certain negative covenants.

The Company may prepay certain amounts outstanding without penalty, other than breakage costs in certain circumstances.  A prepayment may be required as a result of certain events, including without limitation the sale or loss of a vessel, a termination or expiration of a charter (and the inability to enter into a replacement charter acceptable to lenders within a prescribed period of time). The amount that must be prepaid may be calculated based on the loan to market value.  In these circumstances, valuations of the Company’s vessels are conducted on a “without charter” basis as required under the credit facility agreement.

Each credit facility contains a mix of financial covenants requiring the Company to maintain minimum liquidity, tangible net worth, interest and principal coverage ratios and debt to assets ratios, as defined.

Certain facilities are guaranteed by an intermediate parent entity, in which case the parent entity must meet certain consolidated financial covenants under those term loan facilities including maintaining certain minimum tangible net worth, cash requirements and debt-to-asset ratios.

Some of the facilities also have an interest and principal coverage ratio, debt service coverage and vessel value requirement for the subsidiary borrower. The Company was in compliance with these covenants at March 31, 2021.

(d)	NOK Bonds:

In February 2021, the Company issued $200,000,000 of senior unsecured sustainability-linked bonds in the Nordic bond market (“NOK Bonds”). The bonds will mature in February 2024 and bear interest at 6.5% per annum. The bond will be redeemed at 100.5% of the initial principal if certain sustainability performance targets are not met during the term.

8.    Operating lease liabilities:

	March 31, 2021	December 31, 2020
Operating lease commitments	$887.3	$923.8
Impact of discounting	(131.6)	(141.3)
Impact of changes in variable rates	41.5	44.7
Operating lease liabilities	797.2	827.2
Current portion of operating lease liabilities	(157.7)	(159.1)
Operating lease liabilities	$639.5	$668.1

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

8.    Operating lease liabilities (continued):

Operating lease costs related to vessel sale-leaseback transactions and other leases are summarized as follows:

	Three months ended March 31,
	2021	2020
Lease costs:
Operating lease costs	$40.1	$40.0
Variable lease adjustments	(3.8)	(1.5)

Other information:
Operating cash outflow used for operating leases	35.5	38.0
Weighted average discount rate	4.8%	4.8%
Weighted average remaining lease term	6 years	7 years

9.    Other financing arrangements:

	March 31, 2021	December 31, 2020
Other financing arrangements	$879.1	$879.5
Deferred financing fees	(13.6)	(13.7)
Other financing arrangements	865.5	865.8
Current portion of other financing arrangements	(64.8)	(64.1)
Other financing arrangements	$800.7	$801.7

In January 2021, the Company made a payment of $69,166,000 to early terminate a sale-leaseback financing arrangement secured by one 11000 TEU vessel. In March 2021, the Company entered into a new sale-leaseback financing arrangement of $83,700,000, secured by the same 11000 TEU vessel.

Based on amounts funded, payments due to the counterparties are as follows:

Remainder of 2021	$49.0
2022	65.3
2023	65.3
2024	65.3
2025	58.1
Thereafter	576.1
$879.1

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

10.      Supplemental cash flow information:

	Three months ended March 31,
	2021	2020
Interest paid	$29.2	$39.9
Interest received	0.1	0.9
Undrawn credit facility fee paid	0.2	0.3
Non-cash investing and financing transactions:
Dividend reinvestment	—	0.1
Settlement of intercompany balance through non-cash dividend	—	20.0
Commencement of sales-type lease	88.1	57.0
Reclassification on lease modification	—	377.4
Interest capitalized on vessels under construction	0.8	—

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets that sum to the amounts shown in the consolidated statements of cash flows:

	Three months ended March 31,
	2021	2020
Cash and cash equivalents	$275.9	$136.5
Restricted cash included in prepaid and other	—	9.9
Total cash, cash equivalents and restricted cash	$275.9	$146.4

11.   Revenue:

For the three months ended March 31, 2021 and 2020, revenue consists of:

	Three months ended March 31,
	2021	2020
Time charter revenue	$320.5	$273.8
Interest income from leasing	10.0	12.4
Other	3.3	6.3
	$333.8	$292.5

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

11.   Revenue (continued):

As at March 31, 2021, the minimum future revenues to be received on committed operating leases and interest income from leasing are as follows:

	Operating lease (1)	Finance lease (2)	Total committed revenue
Remainder of 2021	$974.6	$32.2	$1,006.8
2022	1,071.5	41.3	1,112.8
2023	776.6	39.2	815.8
2024	495.1	36.9	532.0
2025	290.0	34.5	324.5
Thereafter	279.8	240.6	520.4
	$3,887.6	$424.7	$4,312.3

(1)	Minimum future operating lease revenue includes payments from signed charter agreements that have not yet commenced.
(2)	Minimum future interest income includes financing leases currently in effect.

Minimum future revenues assume 100% utilization, extensions only at the Company’s unilateral option and no renewals. It does not include signed charter agreements from undelivered vessels.

12.   Commitments and contingencies:

(a)	Operating leases:

At March 31, 2021, the commitments under operating leases for vessels was $881,085,000 for the years from 2021 to 2029 and for other operating leases was $6,241,000 for the years from 2021 to 2024. Total commitments under these leases are as follows:

Remainder of 2021	$109.1
2022	142.1
2023	144.1
2024	147.8
2025	125.6
Thereafter	218.6
$887.3

For operating leases indexed to three month LIBOR, commitment under these leases are calculated using the LIBOR in place as at March 31, 2021 for the Company.

(b)	Vessel commitment:

As of March 31, 2021, the Company had five 12200 TEU, two 24000 TEU, four 12000 TEU, twenty 15000 TEU, and six 15500 TEU vessels under construction, for an aggregate cost of $4,321,411,000, payable in installments.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

12.   Commitments and contingencies (continued):

(b)	Vessel commitment (continued):

As of March 31, 2021, $221,200,000 was paid in respect of initial installments. The Company has outstanding commitments for the remaining installment payments as follows:

Remainder of 2021	$589.8
2022	957.1
2023	2,231.4
2024	321.9
Total	$4,100.2

On February 26, 2021, the Company entered into agreements to acquire two 15000 TEU secondhand containerships for an aggregate purchase price of $254,000,000. As of March 31, 2021, $12,700,000 has been paid, with the remaining balance of $241,300,000 due on delivery, expected in the second quarter of 2021.

On March 30, 2021, the Company entered into agreements to acquire two 8500 TEU secondhand containerships for an aggregate purchase price of $104,500,000, which is due on delivery, expected in the second quarter of 2021.

13.     Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended March 31,
	2021	2020
COSCO	$106.8	$104.7
Yang Ming Marine	63.4	62.8
ONE	64.3	47.5
Other	99.3	77.5
	$333.8	$292.5

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

14.     Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of their short term to maturity.

As of March 31, 2021, the fair value of the Company’s revolving credit facilities and term loans excluding deferred financing fees was $2,513,206,000 (December 31, 2020 - $2,599,197,000) and the carrying value was $2,557,150,000 (December 31, 2020 - $2,638,522,000). As of March 31, 2021, the fair value of the Company’s operating lease liabilities was $795,089,000 (December 31, 2020 - $825,072,000) and the carrying value was $797,203,000 (December 31, 2020 - $827,214,000). As of March 31, 2021, the fair value of the Company’s other financing arrangements, excluding deferred financing fees, was $879,246,000 (December 31, 2020 - $891,710,000) and the carrying value was $897,068,000 (December 31, 2020 - $879,468,000). The fair value of the revolving and term loans, operating lease liabilities and other financing arrangements, excluding deferred financing fees, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 2 in the fair value hierarchy.

As of March 31, 2021, the fair value of the Company’s senior unsecured notes was $87,887,000 (December 31, 2020 – $89,207,000) and the carrying value was $80,000,000 (December 31, 2020 – $80,000,000). The aggregate fair value of the Fairfax Notes was $632,667,000 (December 31, 2020 – $640,058,000) and the aggregate carrying value was $600,000,000 (December 31, 2020 – $600,000,000) or $474,563,000 (December 31, 2020 - $469,100,000), net of discount. The fair value of the Company’s Exchangeable Notes was $195,650,000 (December 31, 2020 - $195,232,000) and the carrying value was $201,250,000 (December 31, 2020 - $201,250,000) or $195,318,000 (December 31, 2020 - $195,000,000), net of debt discount. The fair value of the Company’s NOK Bonds was $206,090,000 and the carrying value was $200,000,000. The fair value is calculated using the present value of expected principal repayments and interest discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. As a result, these amounts are categorized as Level 2 in the fair value hierarchy.

Under the Fairfax Notes, each holder has the right to call for early redemption of the Fairfax Notes by the Company on each respective anniversary date of issuance (the “Annual Put Right”). The Annual Put Right in the 2025 Notes and 2026 Notes are considered embedded derivatives that are separately accounted for and are re-measured at fair value at the end of each reporting period. The fair value of the derivative put instruments at each reporting period is derived from the difference between the fair value of the notes and the fair value of a similar debt without Annual Put Rights, which are calculated using a trinomial tree. The assumptions used include our estimate of the risk-free yield curve, interest volatility and a company-specific credit risk. The fair values derivative put instruments are determined based on interest rate inputs that are unobservable. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 3 in the fair value hierarchy. The Annual Put Right in the 2027 Fairfax Notes, issued at par value, is not considered an embedded derivative.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

14.     Financial instruments (continued):

(a)	Fair value (continued):

The exchange feature embedded in the Exchangeable Notes and capped calls entered into in connection with the Exchangeable Notes are derivatives measured at fair value at the end of each reporting period. The embedded exchange feature derivative is measured at fair value using a partial differential equation, with a Monte Carlo model for certain features. The capped call derivative is measured at fair value using a binomial tree. These models utilize observable and unobservable market data, including stock price, expected volatility, risk-free interest rate and expected dividend yield, as applicable. The embedded exchange feature and capped call derivatives are classified as Level 3 as the Company uses expected volatility that is unobservable and significant to the valuation. In general, an increase in Atlas’s stock price or stock price volatility will increase the fair value of the embedded exchange feature and capped call derivatives which will result in an increase in loss and gain, respectively. As time to the expiration of the derivatives decreases, the fair value of the derivatives will decrease. The volatilities used as of March 31, 2021, for the embedded exchange feature were 45.45% and 31.93% for the capped call. The fair value of the embedded exchange feature and capped calls resulting from a change in volatility are included below.

	10% increase in volatility	10% decrease in volatility
Embedded exchange feature	$47.7	$34.4
Capped calls	44.3	31.0

Unobservable inputs for recurring and non-recurring Level 3 disclosures are obtained from third parties whenever possible and reviewed by the Company for reasonableness.

(b)	Interest rate swap derivatives:

If interest rates remain at their current levels, the Company expects that $26,292,000 would be settled in cash in the next 12 months on instruments maturing after March 31, 2021. The amount of the actual settlement may be different depending on the interest rate in effect at the time settlements are made.

As of March 31, 2021, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of March 31, 2021	Maximum notional amount(1)	Effective date	Ending date
5.4200%	$302.3	$302.3	September 6, 2007	May 31, 2024
1.6490%	160.0	160.0	September 27, 2019	May 14, 2024
0.7270%	125.0	125.0	March 26, 2020	March 26, 2025
1.6850%	110.0	110.0	November 14, 2019	May 15, 2024
0.6300%	98.0	98.0	January 21, 2021	October 14, 2026
0.6600%	98.0	98.0	February 4, 2021	October 14, 2026
5.6000%	93.6	93.6	June 23, 2010	December 23, 2021	(2)
1.4900%	28.8	28.8	February 4, 2020	December 30, 2025
(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

14.     Financial instruments (continued):

(c)	Financial instruments measured at fair value:

The following provides information about the Company’s derivatives:

	March 31, 2021	December 31, 2020
Derivative assets
Interest rate swaps	$3.1	—
Capped call derivative asset	40.0	19.2
Derivative liabilities
Interest rate swaps	49.9	63.0
Derivative put instrument	0.7	—
Derivative embedded exchange feature	41.3	5.9

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended March 31,
	2021	2020
Earnings (loss) recognized in net earnings:
Gain (loss) on interest rate swaps	$9.4	$(25.6)
Gain (loss) on derivative put instrument	(0.7)	0.8
Gain on capped call derivative asset	20.8	—
Loss on derivative embedded exchange feature	(35.4)	—
Loss reclassified from AOCL to net earnings(1)
Interest expense	—	(0.1)
Depreciation and amortization	(0.3)	(0.2)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive loss until September 30, 2008 when these contracts were voluntarily de-designated as accounting hedges. The amounts in accumulated other comprehensive loss are recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $1,019,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in millions of United States dollars)

15. Subsequent events:

(a)	On April 1, 2021, the Company declared dividends of $48,000,000 on its common shares to Atlas, which was paid on April 27, 2021.

(b)

On April 7, 2021, Atlas Corp. commenced an offer to exchange up to $80,000,000 of 7.125% notes due 2027 of Seaspan for substantially identical notes of Atlas, which have been registered under the Securities Act of 1933, as amended. The exchange offer expired on May 12, 2021 and is expected to settle on May 17, 2021. The Atlas notes are expected to be listed on the NASDAQ Bond Exchange.

(c)	On April 28, 2021, the Company accepted delivery of one 8500 TEU secondhand vessel and its attached charter agreement.
(d)	On April 29, 2021, the Company issued $300,000,000 of senior unsecured sustainability-linked bonds in the Nordic bond market. The bonds will mature in April 2026 and bear interest at 6.5% per annum.
(e)

In April 2021, the Company entered into $478,000,000 in sale-leaseback financing arrangements related to three operating and three newbuild containership vessels, subject to satisfaction of customary closing conditions. In April and May 2021, a total of $160,000,000 of funding was received for two operating vessels.

(f)	On May 14, 2021, the Company made repayment of $59,300,000 upon early termination of a sale-leaseback financing arrangement secured by a 13100 TEU vessel.